Prenetics Announces Closing of Approx. $44.0 Million Equity Offering to Fuel IM8’s Global Expansion and Bitcoin Treasury Strategy
CHARLOTTE, NC, October 28, 2025 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, today announced the closing of its previously announced best efforts public offering (the “Offering”) of (i) 2,722,642 Class A ordinary shares, par value $0.0015 per share, of the Company (the “Ordinary Shares,” the Ordinary Shares being sold in the Offering, the “Shares”), (ii) warrants of the Company to purchase up to 2,722,642 Ordinary Shares (the “Class A Common Warrants”), and (iii) warrants of the Company to purchase up to 2,722,642 Ordinary Shares (the “Class B Common Warrants” and together with the Class A Common Warrants, the “Common Warrants”) at a combined offering price of $16.08 per Share and the associated Common Warrants (the “Offering Price”).

The Class A Common Warrants have an exercise price of $24.12 per Ordinary Share (or 50% premium to the Offering Price). The Class B Common Warrants have an exercise price of $32.16 per Ordinary Share (or 100% premium to the Offering Price). Each of the Common Warrants are immediately exercisable upon issuance for a period of five years following the date of issuance.

The gross proceeds to the Company from the Offering were approximately $44.0 million, before deducting placement agent fees and offering expenses payable by the Company, reflecting the final proceeds from the transaction as compared to approximately $48.0 million announced previously. The Company intends to use the proceeds from the Offering for the global expansion of IM8, driven by its explosive growth, and the strategic accumulation of Bitcoin (BTC) as part of its pioneering dual-pronged health and wealth strategy. All of the Shares and associated Common Warrants were offered by the Company.

Dominari Securities LLC (“Dominari”) acted as the sole placement agent for the Offering. Reed Smith LLP served as counsel to the Company. Sichenzia Ross Ference Carmel LLP served as counsel to Dominari.

The securities were offered by the Company pursuant to a shelf registration statement on Form F-3, as amended (No. 333-288824), including base prospectus, declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2025. A final prospectus supplement and accompanying base prospectus relating to the public offering have been filed with the SEC and are available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from: Dominari Securities LLC, Attention: Syndicate Department, 725 5th Ave 23 Floor, New York, NY 10022, by email at info@dominarisecurities.com, or by telephone at (212) 393-4500.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying prospectus forming a part of the effective registration statement.

About Prenetics

Prenetics (NASDAQ: PRE) is a leading health sciences company redefining the future of health and longevity through IM8 — its flagship consumer brand co-founded with David Beckham and championed by World No. 1 and four-time Grand Slam winner Aryna Sabalenka — now the fastest-growing supplement brand globally, reaching $100 million in annual recurring revenue within just 11 months of launch — the fastest growth ever recorded in the global history of the supplements industry, even outpacing today’s leading AI startups.

As the first consumer health company to establish a Bitcoin Treasury, Prenetics continues to pioneer at the intersection of health innovation and digital assets — purchasing 1 Bitcoin per day, now totaling 275 BTC as of October 27, 2025.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Prenetics may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Prenetics’ beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to successfully raise sufficient capital on reasonable terms or at all, the Company’s ability to meet all of the terms and conditions of the Offering and complete the Offering, the Company’s ability to execute its new Bitcoin treasury strategy; the volatility of Bitcoin; the Company’s ability to manage its growth and expansion; the Company’s ability to compete in the highly competitive consumer health market; and other risks and uncertainties. Further information regarding these and other risks is included in Prenetics’ filings with the SEC. All information provided in this press release is as of the date of this press release, and Prenetics does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us
Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com